13013639

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
REGISTRATIONS BRANCH
11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRILIAD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID MCPHEDRAN 646-380-2095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MONROE J CHALMERS CPA PC
(Name – *if individual, state last, first, middle name*)

2 HARTSDALE ST (Address) ST JAMES (City) NY (State) 11780 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID MCPHEDRAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRILIAD SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature
DAVID MCPHEDRAN
Chief Compliance Officer/Managing Member
Title

Notary Public

John H. Switzer
Notary Public, State of New York
No. 01SW62S4418
Qualified in New York County
Commission Expires: 01/17/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILIAD SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2012
With Independent Auditor's Report

TRILIAD SECURITIES, LLC

FINANCIAL STATEMENTS
and
INDEPENDENT AUDITOR'S REPORT

CONTENTS

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT AUDITOR'S REPORT

The Member of
Triliad Securities, LLC
New York, New York

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Triliad Securities, LLC (the "Company") as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triliad Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements, and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the basic financial statements as a whole.

February 21, 2013

TRILIAD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets

Cash	$	12,100
Other assets		193
Total assets	$	12,293

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	3,503
Prepaid fees		1,000
		4,503
Member's equity		7,790
Total liabilities and member's equity	$	12,293

The accompanying notes are an integral part of these financial statements.

TRILIAD SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Service fees	$ 10,000
Advisory fees	5,000
Total revenues	15,000
Expenses:	
Professional fees	17,650
Other expenses	2,372
Total expenses	20,022
Net loss	$ (5,022)

The accompanying notes are an integral part of these financial statements.

TRILIAD SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance - January 1, 2012	$	7,812
Net loss		(5,022)
Member's capital contributions		5,000
Balance - December 31, 2012	$	7,790

The accompanying notes are an integral part of these financial statements.

TRILIAD SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows provided by operating activities:		
Net loss	$	(5,022)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase(decrease) in operating liabilities:		
Other assets		(173)
Accounts payable and accrued expenses		(515)
Prepaid fees		1,000
Net cash used by operating activities		(4,709)
Cash flows from financing activities		
Member capital contributions		5,000
Net cash provided by financing activities		5,000
Net increase in cash and cash equivalents		291
Cash - beginning of year		11,809
Cash - end of year	$	12,100

The accompanying notes are an integral part of these financial statements.

TRILIAD SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

Note 1 - Organization and nature of business

Triliad Securities, LLC (the "Company"), is a broker-dealer registered with the Security and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 21, 2008 as a Washington State Limited Liability Company and is a wholly owned subsidiary of Triliad Capital LLC (the "Parent"). The Company offers merger and acquisition advisory services and helps clients raise capital via private placements.

Note 2 - Significant accounting policies

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

Revenue recognition

Service fee revenue is recognized as it is earned. Other revenue, such as commissions and advisory fees are recognized when received. Use of this method, for other revenue, does not result in a material difference from the accrual method required by generally accepted accounting methods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 21, 2013, which is the date the financial statements were available to be issued.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2012.

Note 4 - Concentrations of credit risk

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2012.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $7,597, which was $2,597 in excess of its required net capital of $5,000. The Company's net capital ratio was .59 to 1.

Note 6 – Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded entity for tax purposes. The Parent assumes the liability for the Company's taxable income as determined under the tax basis of accounting utilized by the Parent. Accordingly no provision for income taxes or income tax recoveries is recorded in the financial statements of the Company as of December 31, 2012.

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2012, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits in progress. The tax returns are open to examination by taxing authorities for the years after 2009.

SCHEDULE I

TRILIAD SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Allowable capital:	
Total member's equity	$ 7,790
Less non-allowable assets:	
Prepaid expenses and other assets	193
Total non-allowable assets	193
Net capital before haircuts on securities	7,597
Haircuts on securities	-
Net capital	$ 7,597
Aggregate indebtedness	$ 4,503
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 5,000
Excess net capital	$ 2,597
Ratio: Aggregate indebtedness to net capital	.59 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

TRILIAD SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC rule 15c3-3.

MONROE J. CHALMERS CPA, P.C.

2 Hartsdale Street
St. James, NY 11780
www.monroechalmers.com
mjccpa@optonline.net
(516) 524-0070

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Member of
Triliad Securities, LLC
New York, New York

In planning and performing my audit of the financial statements and supplemental schedules of Triliad Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness ofthe Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule17a-3.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet is important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control thatI consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 21, 2013

TRILIAD
securities, llc

February 21st, 2013

Monroe J Chalmers CPA, PC
2 Hartsdale St
St James, NY

We are providing this letter in connection with your audit of the statement of financial condition of Triliad Securities, LLC as of December 31, 2012, and the related statements of operations, changes in member capital, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Triliad Securities, LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also recognize that we are responsible for establishing and maintaining effective internal control.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter the following representations made to you during your audit.

1) The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2) We have made available to you all—

    a) Financial records and related data.

    b) Minutes of the meetings of managing members which were for the following meetings; March 26, 2012, 2011, December 13, 2012 and January 11, 2013, in addition there are no recent meetings for which minutes have not yet been prepared.

3) There have been no regulatory examination reports, supervising correspondence, and similar materials from applicable regulatory agencies (particularly communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions). We have provided you with correspondence from FINRA dated August 1, 2012 and November 7, 2012 and our response dated November 4, 2012. FINRA has not yet responded to our response letter dated December 4, 2012.

4) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5) There were no uncorrected financial statement misstatements.

6) We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7) We have no knowledge of any fraud or suspected fraud affecting the company involving:
   a) Management, or
   b) Employees who have significant roles in internal control, or
   c) Others where the fraud could have a material effect on the financial statements.
8) We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.
9) The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
10) Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit, or similar arrangements have been properly disclosed.
11) Provisions have been made for losses to be sustained in the fulfillment of, or from an inability to fulfill, any sales commitments.
12) We are not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with *FASB Accounting Standards Codification 450, Contingencies*, and we have not consulted a lawyer concerning litigation, claims, or assessments.
13) The following have been properly recorded or disclosed in the financial statements:
   a) Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees. Guarantees, whether written or oral, under which the company is contingently liable.
   b) Guarantees, whether written or oral, under which the Company is contingently liable.
   c) Significant estimates and material concentrations known to management that are required to be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.
14) There are no:
   a) Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
   b) Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by *FASB Accounting Standards Codification 450, Contingencies.*
15) The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
16) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
17) The Company is a wholly owned subsidiary of Triliad Capital LLC, and as a single member limited liability company it is treated as a disregarded entity for tax purposes. No provision for income taxes expense(credit) is recorded in the financial statements of the Company as of December 31, 2012.
18) The following is an analysis of member's capital transactions for the year ended December 31, 2012:

Contribution March 26, 2012 - $2,000
Contribution March 30, 2012 - $1,500
Contribution December 13, 2012 - $1,500

19) We acknowledge our responsibility for presenting the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For the Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission in accordance with U.S. generally accepted accounting principles, and we believe the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For the Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, including its form and content, is fairly presented in accordance with U.S. generally accepted accounting principles.

    We have disclosed to you any significant assumptions or interpretations underlying the measurement and presentation of the supplementary information.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

David McPhedran
Chief Compliance Officer / Managing Director